UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-50755

OptimumBank Holdings, Inc.	The NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

2929 East Commercial Blvd. Ste 303, Fort Lauderdale, FL 33308	(954) 900-2800
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, no par value
(Description of class of securities)

Please place an ☒ in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities and Exchange Act of 1934, OptimumBank Holdings, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 31, 2024	/s/ Moishe Gubin	Chairman
Date	Name	Title

This voluntary delisting from the Nasdaq Global Select Market under the trading symbol “OPHC” is a result of OptimumBank Holdings Inc.’s listing its common stock on NYSE American instead of the Nasdaq Global Select Market. OptimumBank Holdings Inc.’s first day of trading on NYSE American under the trading symbol “OPHC” is December 31, 2024.